Exhibit 21.1

Subsidiaries of BioMarin Pharmaceutical Inc.

Name	Jurisdiction of Incorporation
Glyko, Inc.	Delaware
BioMarin Acquisition (Nova Scotia) Company	Nova Scotia, Canada
Glyko Biomedical Ltd.	British Columbia
BioMarin Pharmaceutical Nova Scotia Company	Nova Scotia, Canada
BioMarin Genetics, Inc.	Delaware
BioMarin/Genzyme LLC	Delaware
BioMarin Holdings (Nova Scotia) Company	Nova Scotia, Canada
BioMarin Delivery Canada Inc.	Canada
BioMarin Pharmaceutical Delivery Nova Scotia Company	Nova Scotia, Canada
BioMarin Pharmaceutical (Canada) Inc.	Canada
BioMarin Holding (Lux) S.a.r.l.	Luxembourg
BioMarin Holding Ltd.	Ireland
BioMarin Europe Ltd.	Ireland
BioMarin Clinical Ltd.	United Kingdom